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Exhibit 99(d)(5)

June 20, 2005

Michael Kalb
Managing Director
Sun Capital Partners Group IV, Inc.
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Dear Mr. Kalb:

        In connection with your consideration of a possible acquisition or investment transaction involving Goody's Family Clothing, Inc. (the "Transaction"), you have requested information regarding Goody's Family Clothing, Inc. (the "Company", "us" or "we") from Rothschild Inc. ("Rothschild") the Company's financial advisor. You understand that prior to or during the course of negotiations in respect of the Transaction, certain Evaluation Material (as defined below) concerning the Company and/or the Company's affiliates, including, without limitation, the Summary Description Materials prepared in connection therewith, may be disclosed to you or your directors, officers, employees, agents, advisors and other representatives ("your representatives"), either in written form or orally. In consideration of the Company agreeing to make the Evaluation Material available to you or your representatives, you agree as follows:

  1.
  No disclosure of your interest in the Transaction will be made by you or your representatives prior to the execution of a definitive, written agreement in respect of the Transaction, except as may be otherwise agreed upon by you and the Company in writing or except as otherwise required by law or legal process.

  2.
  The term "Evaluation Materials" includes information about the Company furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, and regardless of whether such information is specifically identified as "confidential". Evaluation Materials does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your representatives in violation of this agreement, (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its representatives, provided that to your knowledge, after reasonable inquiry, such source is not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation to the Company, (iii) after complying with paragraph 6, is required by applicable law, regulatory authority or legal process to be disclosed or (iv) is independently developed by you or your representatives without using any Evaluation Materials.

  3.
  The fact that the Company is providing Evaluation Material to you, the fact that the parties have had, are having or may have discussions concerning the Transaction, and any negotiations that may occur between you and the Company shall also be deemed Evaluation Material and treated in accordance with the provisions hereof. All Evaluation Material will be held in confidence and, except as otherwise required by law or legal process, without the Company's prior written consent, will not be disclosed, in whole or in part, to any other person (other than such of your representatives who need access to any such materials or information for purposes of your evaluating, negotiating and/or consummating the Transaction), nor will any Evaluation Material be used for any purpose other than your evaluation or negotiation of the Transaction.

  4.
  You shall be responsible for ensuring that your representatives adhere to the confidentiality provisions and undertakings of this agreement as if such persons were original parties hereto.

  5.
  You and your representatives will return to the Company or destroy upon written demand, or in the event you cease to be interested in pursuing the Transaction, all Evaluation Material provided to you or your representatives, including all copies, excerpts or summaries thereof which may have been made by or on behalf of you or your representatives, and you shall destroy, or cause to be destroyed, all notes or memoranda (whatever the form or storage medium) of any kind prepared by you or your representatives relating to the Evaluation Material or negotiations generally.

  6.
  In the event that you or any of your representatives receive a request or are required (by applicable law, legal process, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Evaluation Materials, to the extent not legally prohibited, you agree to (i) promptly notify the Company of the existence, terms and circumstances surrounding such request, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request and (iii) assist the Company, at its expense, in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions hereof, (i) you may disclose to any tribunal or other person only that portion of the Evaluation Materials which you are advised by counsel is legally required to be disclosed, and shall exercise commercially reasonable efforts to assist the Company in its efforts to obtain assurance that confidential treatment will be accorded such Evaluation Materials and (ii) you shall not be liable for such disclosure unless disclosure to any such tribunal or other person was caused by or resulted from a previous disclosure by you or your representatives not permitted by this agreement.

  7.
  Without prejudice to any other rights or remedies the Company may have, you acknowledge and agree that money damages would not be an adequate remedy for any breach of this agreement and that the Company shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this agreement

  8.
  Although the Company and Rothschild have endeavored to include in the Evaluation Materials information known to them which they believe to be relevant for the purpose of your investigation, you acknowledge and agree that except as may otherwise be provided in a Final Transaction Agreement (a) none of the Company, Rothschild or any of the Company's other representatives or agents is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Materials, and (b) none of the Company, Rothschild or any of the Company's other representatives or agents, nor any of their respective officers, directors, employees, representatives, stockholders, owners, affiliates, advisors or agents, will have any liability to you or any other person resulting from the use of Evaluation Materials by you or any of your representatives. Only those representations or warranties that are made to a purchaser in a definitive agreement with the Company (a "Final Transaction Agreement") when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Final Transaction Agreement, will have any legal effect.

  9.
  You also acknowledge and agree that no contract or agreement providing for a Transaction shall be deemed to exist between you and the Company unless and until a Final Transaction Agreement has been executed and delivered by you and each of the other parties thereto, and you hereby waive, in advance, any claims to the contrary (including, without limitation, breach of contract) in connection with a Transaction unless and until a Final Transaction Agreement has been executed and delivered by you and each of the other parties thereto. For purposes of this agreement, the term "Final Transaction Agreement" does not include an executed non-binding letter of intent or any other non-binding preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you.

  10.
  During the period of one year commencing on the date hereof, you shall not solicit or hire any management level person who at any time during such period is employed by the Company, whether or not such person would commit any breach of such person's contract of service in leaving such employment; provided, however, that you shall not be precluded or otherwise restricted from hiring or employing, or from having employment or hiring discussions with, any such person (i) who is not then employed by the Company, (ii) who contacts you without any solicitation by you or (iii) who responds to a general solicitation for employment placed by you or your agents in newspapers, trade journals, the Internet, through recruiters or by any similar media; and provided further that no such general solicitation shall constitute a breach of this agreement.

  11.
  You agree that until one year from the date of this agreement, you will not without the prior approval of the Board of Directors of the Company (i) acquire or make any proposal to acquire any securities or property of the Company other than the purchase of up to 4.9% of the outstanding common stock of the Company, (ii) propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company, (iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which would require the Company to make a public announcement regarding the possibility of a business combination or merger; provided that, notwithstanding the foregoing, you shall not be precluded or otherwise restricted from participating in any bankruptcy auction, plan of reorganization or any similar liquidation process with respect to the Company or any of its subsidiaries or any of their respective assets or from consummating any transaction resulting therefrom. Except as provided above, you also agree during such period not to request the Company (or its directors, officers, employees, affiliates or advisors) to amend or waive any provision of this paragraph.

  12.
  You acknowledge and confirm that no information provided, or statements made, to you or your representatives prior to, in the course of or for the purpose of negotiations, will constitute an offer by the Company or on the Company's behalf, nor will any such information or statements form the basis of any contract or agreement (including, without limitation, an agreement in principle), to sell the Company or any of its capital stock or assets.

  13.
  You acknowledge that (i) the Company and Rothschild shall be free to conduct the process for the Transaction as they in their sole discretion shall determine (including, without limitation, negotiating with any of the prospective buyers and entering into a Final Transaction Agreement without prior notice to you or to any other person), (ii) any procedures relating to such Transaction may be changed at any time without notice to you or any other person and (iii) except as provided in a Final Transaction Agreement, you shall not have any claims whatsoever against the Company, Rothschild or any of their respective directors, officers, employees, stockholders, owners, affiliates, agents or representatives arising out of or relating to the Transaction.

  14.
  No failure or delay by the Company in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, and no modification hereof shall be effective, unless in writing and signed by an officer of the Company or other authorized person on its behalf.

  15.
  The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

        This agreement shall terminate two (2) years from the date hereof and shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made and to be performed therein.

Very truly yours,
GOODY'S FAMILY CLOTHING, INC. By Rothschild Inc., solely as Company's representative
By:	/s/ NILOFAR NIAZI Nilofar Niazi Vice President
Accepted and agreed to as of the date hereof:
SUN CAPITAL PARTNERS GROUP IV, INC.
By:	/s/ C. DERYL COUCH
Name:	C. Deryl Couch
Title:	Managing Director

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  Exhibit 99(d)(5)